                                                                    EXHIBIT 99.1

                                                           [ENGLISH TRANSLATION]
                                                                   JULY 21, 2003



                                      2003

                          EXTRAORDINARY GENERAL MEETING

                                       OF

                                  SHAREHOLDERS






                           [HANARO TELECOM, INC. LOGO]

         I. ROLE OF OUTSIDE DIRECTORS AND ISSUES CONCERNING COMPENSATION



1.   Role of Outside Directors

A.   Attendance rate and voting results of the Board of Directors:

                                                                    Name of Outside Directors
                               ---------------------------------------------------------------------------------------------------
                                 YOUNG      SOONHO    SIN BAE   SUNG KYOU     HANG      YONG       WUNG      SUN WOO     SA HYUN
                                WOO NAM      HONG       KIM        PARK     GU PARK   HWAN KIM    HAE LEE      KIM         SEO
                               (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-    (ATTEND-
                               ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE:  ANCE RATE:
 NO.   DATE   CONTENTS           92.3%)     76.9%)     84.6%)     61.5%)     92.3%)     84.6%)      100%)     90.0%)      70.0%)
----   ----   --------         ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------  ----------
              1. Approval of
                 Report on
                 operations
                 for the
                 fiscal year       O           O     Nonattend  Nonattend       O         O          O         N/A          N/A
                 2002                                   ance      ance

              2. Approval of
                 the balance
                 sheet and
                 the statements
                 of operations     O           O     Nonattend  Nonattend       O         O          O         N/A          N/A
                 for 2002                               ance      ance

              3. Approval of
                 the proposed
                 Statement of
                 disposition
                 of deficit
                 for the
                 fiscal year        O           O     Nonattend  Nonattend      O         O          O         N/A          N/A
                 2002                                    ance      ance

51  2/6/2003  4. Approval of
                 the proposed
                 2003 business      O           O     Nonattend  Nonattend      O         O          O         N/A          N/A
                 plan                                    ance      ance

             *5. Approval of
                 transfer of
                 broadband          O           O     Nonattend  Nonattend      O         O          O         N/A          N/A
                 business                                ance      ance

             *6. Approval of
                 partial
                 transfer of
                 trusteeship        O           O     Nonattend  Nonattend      O         O          O         N/A          N/A
                 for ABS                                 ance      ance

              7. Appointment
                 of members
                 of Outside
                 Director
                 Nomination         O           O     Nonattend  Nonattend      O         O          O         N/A          N/A
                 Committee                               ance      ance

              8. Approval of
                 amendment of
                 the policy for
                 remuneration       O           O     Nonattend  Nonattend      O         O          O         N/A          N/A
                 for directors                           ance      ance

 52    2/17   1. Approval for
                 public offering
                 of corporate
                 bonds              O           O          O         O          O         O          O         N/A          N/A

                                                                    Name of Outside Directors
                               ---------------------------------------------------------------------------------------------------
                                 YOUNG      SOONHO    SIN BAE   SUNG KYOU     HANG      YONG       WUNG      SUN WOO     SA HYUN
                                WOO NAM      HONG       KIM        PARK     GU PARK   HWAN KIM    HAE LEE      KIM         SEO
                               (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-    (ATTEND-
                               ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE:  ANCE RATE:
 NO.   DATE   CONTENTS           92.3%)     76.9%)     84.6%)     61.5%)     92.3%)     84.6%)      100%)     90.0%)      70.0%)
----   ----   --------         ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------  ----------
            **1. Approval to
                 call for and
                 to present
                 agenda for
                 the 6th
                 Annual
                 General
                 Shareholders' Nonattend   Nonattend       O         O          O         0          0         N/A          N/A
                 meeting          ance        ance

53     2/25   2. Approval
                 of maximum
                 amount for
                 transactions
                 with the
                 largest
                 shareholders
                 and related   Nonattend   Nonattend       O         O          O         0          0         N/A          N/A
                 parties          ance        ance

              3. Approval of
                 cancellation
                 of stock
                 purchase      Nonattend   Nonattend       O         O          O         0          0         N/A          N/A
                 option rights    ance        ance

              1. Appointment of
                 Chairman of
                 Board of           0           0          0         0          0         0          0      Nonattend       0
                 Directors                                                                                    ance

             *2. Appointment of
                 Representative
                 Director and
                 Chairman of        --          --         --        --         --       --         --      Nonattend       --
                 the Company                                                                                  ance

              3. Appointment of
                 members of the     0           0          0         0          0         0          0      Nonattend       0
                 Audit Committee                                                                              ance

54     3/28 **4. Approval of
                 amendment of
                 operating
                 regulation
                 for the Board      0           0          0         0          0         0          0      Nonattend       0
                 of Directors                                                                                 ance

           ****5. Approval of
                  the proposed
                  plan for
                  ordinary
                  operation
                  of the            0           0          0         0          0         0          0      Nonattend       0
                  Company                                                                                     ance

           ****6. Approval to
                  call for a
                  Board of
                  Directors'        0           0          0         0          0         0          0      Nonattend       0
                  meeting                                                                                     ance

55     4/11   1. Approval of
                 amendment of
                 operating
                 regulation
                 for the Board
                 of Directors       0           0          0         0          0         0          0         0            0

                                                                    Name of Outside Directors
                               ---------------------------------------------------------------------------------------------------
                                 YOUNG      SOONHO    SIN BAE   SUNG KYOU     HANG      YONG       WUNG      SUN WOO     SA HYUN
                                WOO NAM      HONG       KIM        PARK     GU PARK   HWAN KIM    HAE LEE      KIM         SEO
                               (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-    (ATTEND-
                               ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE:  ANCE RATE:
 NO.   DATE   CONTENTS           92.3%)     76.9%)     84.6%)     61.5%)     92.3%)     84.6%)      100%)     90.0%)      70.0%)
----   ----   --------         ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------  ----------
            **2. Approval of
                 enactment of
                 operating
                 regulations
                 for Management
                 Committee          0           0          0         0          0         0          0         0            0

            **3. Approval of
                 establishment
                 of Management
                 Committee          0           0          0         0          0         0          0         0            0

              4. Approval of
                 enactment
                 of operating
                 regulations
                 for Executive
                 Committee          0           0          0         0          0         0          0         0            0

              5. Approval of
                 establishment
                 of Executive
                 Committee          0           0          0         0          0         0          0         0            0

             *6. Approval to
                 call for an
                 extraordinary
                 shareholder's
                 meeting            --          --         --        --         --       --         --         --           --

           ***7. Approval for
                 treatment of
                 the former
                 Chairman           0           0          0         0          0         0          0         0            0

            **8. Approval for
                 retirement
                 bonus              0           0          0         0          0         0          0         0            0

              1. Approval of
                 amendment of
                 operating
                 regulations
                 for the Board
                 of Directors       0           0          0         0          0         0          0         0            0

              2. Approval of
                 Code of Ethics
                 and Standards      0           0          0         0          0         0          0         0            0

              3. Approval for
                 amendment
56     5/9       of Audit
                 Committee
                 policy             0           0          0         0          0         0          0         0            0

              4. Approval to
                 call for an
                 extraordinary
                 shareholder's
                 meeting            0           0          0         0          0         0          0         0            0

              5. Approval of
                 maximum
                 amount of
                 corporate
                 bond issue
                 for 2Q03           0           0          0         0          0         0          0         0            0

                                                                    Name of Outside Directors
                               ---------------------------------------------------------------------------------------------------
                                 YOUNG      SOONHO    SIN BAE   SUNG KYOU     HANG      YONG       WUNG      SUN WOO     SA HYUN
                                WOO NAM      HONG       KIM        PARK     GU PARK   HWAN KIM    HAE LEE      KIM         SEO
                               (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-    (ATTEND-
                               ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE:  ANCE RATE:
 NO.   DATE   CONTENTS           92.3%)     76.9%)     84.6%)     61.5%)     92.3%)     84.6%)      100%)     90.0%)      70.0%)
----   ----   --------         ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------  ----------
57     5/20   1. Approval for
                 24th corporate
                 bond issue
                 in private
                 placement          0           0          0         0          0         0          0         0            0

             *1. Approval for
                 foreign
                 investment
                 inducement
                 & the signing
                 of Investment      --     Nonattend       --        --       --      Nonattend     --         --      Nonattend
                 Agreement                    ance                                       ance                             ance


             *2. Approval of
                 new rights         --     Nonattend       --        --       --      Nonattend     --         --      Nonattend
                 issue                        ance                                       ance                             ance

             *3. Appointment of
                 members of
                 Outside
                 Director
                 Nomination         --     Nonattend       --        --       --      Nonattend     --         --      Nonattend
58     5/30      Committee                    ance                                       ance                             ance

              4. Approval of
                 amendment of
                 operating
                 regulations
                 for the Board      0      Nonattend       0         0         0      Nonattend      0         0       Nonattend
                 of Directors                 ance                                       ance                             ance

              5. Appointment of
                 temporary
                 Chairman
                 of the Board       0      Nonattend       0         0         0      Nonattend      0         0       Nonattend
                 of Directors                 ance                                       ance                             ance

           ****6. Appointment
                  of a standing
                  advisor of        0      Nonattend       0         0         0      Nonattend      0         0       Nonattend
                  the Company                 ance                                       ance                             ance

59     5/30   1. Approval for
                 25th corporate
                 bond issue
                 in private         0      Nonattend       0         0         0      Nonattend      0         0       Nonattend
                 placement                    ance                                       ance                             ance

**60   6/24   1. Approval for
                 foreign
                 investment
                 inducement
                 & the signing
                 of Investment      --        --           --   Nonattend     --         --         --       --           --
                 Agreement                                         ance

            **2. Approval of
                 new rights         --        --           --   Nonattend     --         --         --       --           --
                 issue                                             ance

              3. Approval to
                 form and call
                 for Outside
                 Director
                 Nomination
                 Committee          --        --           --   Nonattend     --         --         --       --           --
                 meeting                                           ance

                                                                    Name of Outside Directors
                               ---------------------------------------------------------------------------------------------------
                                 YOUNG      SOONHO    SIN BAE   SUNG KYOU     HANG      YONG       WUNG      SUN WOO     SA HYUN
                                WOO NAM      HONG       KIM        PARK     GU PARK   HWAN KIM    HAE LEE      KIM         SEO
                               (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-    (ATTEND-
                               ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE:  ANCE RATE:
 NO.   DATE   CONTENTS           92.3%)     76.9%)     84.6%)     61.5%)     92.3%)     84.6%)      100%)     90.0%)      70.0%)
----   ----   --------         ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------  ----------
              4. To confirm the
                 Extraordinary
                 Shareholders
                 Meeting to be      --        --           --   Nonattend     --         --         --       --           --
                 called for                                        ance

       7/3    1. Approval for
                 foreign
                 investment
                 inducement
                 & the signing
                 of Investment      X          0           0    Nonattend      X      Abstention     X   Abstention        X
                 Agreement                                         ance

            **2. Approval of
                 new rights         --        --           --   Nonattend     --         --         --       --           --
                 issue                                             ance

              3. Approval to
                 form and call
**60             for Outside
(1st             Director
res              Nomination
umpt             Committee          --        --           --   Nonattend     --         --         --       --           --
ion)             meeting                                           ance

              4. To confirm an
                 extraordinary
                 shareholders'
                 meeting to be      --        --           --   Nonattend     --         --         --       --           --
                 called for                                        ance

              5. Appointment of
                 a Chair for an
                 extraordinary
                 shareholders'      --        --           --   Nonattend     --         --         --       --           --
                 meeting                                           ance

       7/8  **2. Approval of
                 new rights         0          X           X    Nonattend   Nonatten      0          0        0            0
                 issue                                             ance       ance

              3. Approval to
                 form and call
                 for Outside
                 Director
**60             Nomination
(2nd             Committee          --        --           --   Nonattend   Nonatten     --         --       --           --
res              meeting                                           ance       ance
umpt
ion)          4. To confirm an
                 extraordinary
                 shareholders'
                 meeting to be        0     ***X        ***X    Nonattend   Nonatten      0          0        0            0
                 called for                                        ance       ance

              5. Appointment
                 of a Chair
                 for an
                 extraordinary
                 shareholders'      0          0           0    Nonattend   Nonatten      0          0        0            0
                 meeting                                           ance       ance

                                                                    Name of Outside Directors
                               ---------------------------------------------------------------------------------------------------
                                 YOUNG      SOONHO    SIN BAE   SUNG KYOU     HANG      YONG       WUNG      SUN WOO     SA HYUN
                                WOO NAM      HONG       KIM        PARK     GU PARK   HWAN KIM    HAE LEE      KIM         SEO
                               (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-   (ATTEND-    (ATTEND-
                               ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE: ANCE RATE:  ANCE RATE:
 NO.   DATE   CONTENTS           92.3%)     76.9%)     84.6%)     61.5%)     92.3%)     84.6%)      100%)     90.0%)      70.0%)
----   ----   --------         ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------  ----------
              1. To close the
                 Management
                 Committee
                 and amend
                 the relevant
                 rules &
61     7.14      regulation
                 of the             0          0      Nonattend   Nonattend     0          0          0         0        Nonattend
                 Company                                ance        ance                                                   ance

------------------

(o: Agree, x: Do not agree, N/A: not a member of the Board of Directors at the time of the meeting, abstention)

* Items 5 and 6 in the 51st Board of Directors' (BOD) meeting, items 1, 2, and 3 in the 58th Board of Directors' meeting, and item 3 in the 60th meeting were not reviewed. Item 2 in the 54th BOD meeting and Item 6 in the 55th BOD meeting were not put on the meeting agenda. The items that were neither reviewed not put on the meeting agenda are marked with "_".

** Item 1 in the 53rd BOD meeting, item 4 in the 54th BOD meeting, and items 2, 3, and 8 in the 55th BOD meeting were approved after a partial amendment to proposals which was agreed. Items 1-5 in the 60th BOD meeting were approved at the following two meetings resumed on July 3, 2003 and July 8, 2003 after the 60th BOD meeting. Item 2 in the 60th BOD meeting and the first resumed 60th BOD meeting is related to the Company's foreign investment inducement, whereas item 2 in the second resumed 60th BOD meeting is related to the Company's new rights issue.

*** A part of item 4 in the second resumed 60th BOD meeting was opposed by Mr. Soon Ho Hong and Mr. Shin Bae Kim. Item 7 in the 55th BOD meeting was partly approved.

**** Items 5 and 6 in the 54th BOD meeting and item 6 in the 58th BOD meeting were added onto the agenda upon an on-spot agreement made among the directors.

o    Summary of Major Opinions:

55th BOD Meeting

     - With respect to the plan for the Company's ordinary operations, Mr. Yong Hwan Kim suggested setting up a Management Committee and an Executive Committee as decision-making bodies until a new CEO is appointed.

60th BOD Meeting

     - Mr. Young Woo Nam opposed the foreign investment inducement and the signing of an Investment Agreement because the proposed low per share price, the conditions precedent and the representations and warranties were disadvantageous to the Company.

     - Mr. Soon Ho Hong and Mr. Shin Bae Kim opposed the new rights issue because there was a potential dilution of share value, which could cause a loss to shareholders, and the new rights issue was no better than the conditions proposed by the foreign investors.

- All directors, except Mr. Soon Ho Hong (opposition) and Mr. Shin Bae Kim (Abstention), agreed to put the appointment of non-standing director nominated by LG Group on the agenda for the extraordinary shareholders' meeting, conditional upon a successful completion of the Company's rights issue.


B. The roles of the outside directors within the Board of Directors:

                                                                                      ROLE
                                                           ----------------------------------------------------------
COMMITTEE                               MEMBERS               DATE                 CONTENTS                  APPROVAL
---------                               -------            ---------               --------                  --------
* The 2nd Outside Director        - Chairman:              2/17/2003         Item 1. To appoint              Approved
Nomination Committee meeting      Sung Kyou Park                             the Chairman of the
                                                                             Outside Director
                                                                             Nomination Committee
                                  - Members:
                                  Wung Hae Lee                               Item 2. To appoint
                                  Yong Hwan Kim                              outside directors
                                  Young Woo Nam
                                  Yun Sik Shin

The 17th Audit Committee          - Chairman:              2/21/2003         Item 1. To review               Approved
meeting                           Sung Kyou Park                             and approve the
                                                                             proposed 6th Audited
                                  - Members:                                 Financial Statements.
                                  Wung Hae Lee
                                  Yong Hwan Kim                              Item 2. To review
                                                                             and approve the
                                                                             periodic audit
                                                                             report of Hanaro T&I

                                                                             Item 3. To review
                                                                             and approve the
                                                                             evaluation report of
                                                                             the internal
                                                                             accounting system
                                                                             for 2H2002

The 18th Audit Committee          - Chairman:              3/28/2003         Item 1. To appoint              Approved
meeting                           Sung Kyou Park                             the Chair of the
                                                                             Audit Committee.
                                  - Members:
                                  Wung Hae Lee
                                  Yong Hwan Kim
                                  Sun Woo Kim

The 19th Audit Committee          - Chairman:              7/11/2003         Item 1. To approve a      Item 1 was approved
meeting                           Yong Hwan Kim                              report on a special       as proposed whereas
                                                                             audit of Hanaro           items 2 & 3 were
                                  - Members:                                 Realty Development &      decided to be
                                  Wung Hae Lee                               Management Co., Ltd.      discussed later.
                                  Sung Kyou Park                             for 2Q03
                                  Sun Woo Kim

                                                                             Item 2. To approve a
                                                                             report on a special

                                                                                      ROLE
                                                           ----------------------------------------------------------
COMMITTEE                               MEMBERS               DATE                 CONTENTS                  APPROVAL
---------                               -------            ---------               --------                  --------
                                                                             audit of a billing
                                                                             error incurred from
                                                                             intelligence network
                                                                             service


                                                                             Item 3. To approve a
                                                                             report on a special
                                                                             audit of IDC Dynamic
                                                                             UPS  power failure

* As of July 2003, the Outside Director Nomination Committee had not yet been formed.



2. COMPENSATION FOR OUTSIDE DIRECTORS AND OTHERS

                                                                                                         (Units: thousand Won)

                                                      AMOUNT APPROVED
                                                     IN SHAREHOLDERS'                       AVERAGE PAYMENT
                                   NO. OF PERSONS         MEETING       TOTAL AMOUNT PAID     PER PERSON      REMARKS
                                   --------------    ----------------   -----------------   ---------------   -------
                                                                                                              Including the 2
                                                                                                              directors
                                                                                                              appointed at the
       Outside Directors                  7                                  77,438             19,359        6th Annual
                                                                                                              General Meeting
                                                         2,500,000                                            of Shareholders

     Non-standing Director                2                                    --                  --


Note 1) The amount approved in the shareholder's meeting is the maximum compensation amount for all directors including standing directors.

Note 2) The average payment per person is the amount calculated based on the 4 outside directors (including director(s) whose term was terminated) who received compensation.

Note 3) The total amount paid and the average payment per person do not include the provision for severance and retirement benefits whereas the amount approved in shareholders' meeting includes the provision for severance and retirement benefits.

Note 4) The above figures are as of June 30, 2003.

                    II. TRANSACTIONS WITH MAJOR SHAREHOLDERS

1. Single transactions in 2003 in excess of 1% of revenues in 2002

                                                                                             (Unit: KRW billion)

TYPE OF TRANSACTION                       PARTY           TRANSACTION PERIOD         AMOUNT          PERCENTAGE
-------------------                       -----           ------------------         ------          ----------
Customer services                        Hanaro T&I      1/1/2003 - 12/31/2003          50               3.99%

Contents development                   Dreamline Co.,    1/1/2003 - 12/31/2003          35               2.79%
                                            Ltd.

Interconnection                          LG Telecom      1/1/2003 - 12/31/2003          30               2.39%

                                       Hanaro Realty
                                       Development &
Building maintenance                  Management Co.,    1/1/2003 - 12/31/2003          25               1.99%
                                            Ltd

Vendor Financing, Transport            LG Electronics    1/1/2003 - 12/31/2003          20               1.60%
of Equipment

Note 1) The percentage is based on revenues in 2002.



2. Transactions (cumulative) in 2003 in excess of 5% of revenues in 2002

                                                                                                  (Unit: KRW billion)

PARTY                             TYPE OF TRANSACTION       TRANSACTION PERIOD         AMOUNT            PERCENTAGE
-----                             -------------------       ------------------         ------            ----------
Powercomm                    Telecommunication equipment    1/1/2003 - 12/31/2003        100                7.98%
                             lease

                             Telecommunication equipment
Dacom                        lease and interconnection      1/1/2003 - 12/31/2003         70                  5.58%
                             fees

Note 1) The percentage is based on revenues in 2002.

                                  III. BUSINESS

1. INTRODUCTION

A) Current status of the industry

(1)  Characteristics of the industry

          The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

          Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency through competition. As a result, rapid privatization and liberalization have been recent trends.

          In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line communications services and upgrading local loops is one of the most important tasks in building a knowledge-based information society.

          In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

          Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market was opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

          Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services.

The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. As opposed to the fixed line, broadband Internet access services market of ADSL and cable modem that had experienced rapid growth, is expected to see stable growth going forward.

          As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, not to mention the wireless voice communications, exchange of information through the wireless Internet access.

          COMPETITION IN MAJOR COMMUNICATIONS SERVICE MARKETS IN KOREA

Service                            Number of Service Provider               Service Provider
-------                            --------------------------               ----------------
Local Telephony Service                        2                         KT, Hanaro Telecom

Long Distance Service                          3                         KT, Dacom, Onse Telecom

International Call Service                     3                         KT, Dacom, Onse Telecom

Mobile Service                                 1                         SK Telecom

PCS Service                                    2                         KT Freetel, LG Telecom

The characteristics and changes of Korea's telecommunications industry can be summarized as follows:

o Internet and mobile phone services are leading the change in the telecommunications industry.

     - Due to the increasing Internet use, demand for data traffic has increased significantly.

     - Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.

          * As of May 2003, mobile subscribers reached 33.07 million. (Source: Ministry of Information and Communication)

o    Integration of communications and broadcasting services

     - Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video imagery.
          * In case of local loop, existing traditional telephony networks have evolved into broadband networks such as FTTC, FTTO, CATV networks and wireless local loops (WLL)

     - The barriers between communications and broadcasting services will disappear and communications and broadcasting services will be provided over the same networks.

o    Integration of fixed line and wireless communications

     -    Various wireless services will be integrated into IMT-2000 service.

     - Fixed-line networks and IMT-2000 networks will be inter-operated, combining fixed line and wireless communications services.

     - Multiple services can be provided over the same networks, and whether a service provider owns the network facilities will decide the significance of its presence in the market in the future.

o    Liberalization and globalization of the communications market

     - Due to the entry into the WTO, global competition transcending national borders has begun.

     - Numerous business partnerships and alliances are formed between communications service providers globally while alliances, mergers and acquisitions are seen everywhere in the industry.

          * They pursue to strengthen competitiveness by achieving economy of scale and scope.

o    Cost reduction and new technology development

     - Due to continued competition, efforts to develop new technologies and new services are accelerating.

     - Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.


(2)  Growth potential of the industry

     Growth, competition and privatization are the buzzwords of today's communications market. The communications industry is the fastest growing industry and in 2002, it recorded revenues of KRW189.1 trillion from KRW145.2 trillion in 2000. The growth is expected to continue and record KRW322.9 trillion by 2007. (Source: Korea Information Society Development Institute)

                          REVENUE TO TOTAL GDP FORECAST

                                                                      (Unit: KRW trillion, %)

                                     2002       2003      2004      2005      2006       2007
                                    -----      -----     -----     -----     -----      -----
Revenue                             189.1      212.3     241.5     265.8     292.9      322.9

% change                             25.7       12.3      13.8      10.0      10.2       10.3

Amount of value added                88.4       99.2     112.9     124.1     136.7      150.6

GDP                                 594.1      642.2     694.2     750.4     811.2      876.9

% change                              9.0        8.1       8.1       8.1       8.1        8.1

Rev to GDP                           14.9       15.5      16.3      16.5      16.8       17.2

Source: The Korea Information Society Development Institute

          Network services market was worth KRW26.4 trillion in 2002. The market is forecasted to grow at an average annual growth rate of 4.6% and reach KRW32.9 trillion in 2007. (Source: Korea Information Society Development Institute)

  (a) Growth potential of the industry as a whole

          After experiencing rapid growth during the 1970s and 1980s, Korea's basic communications industry continues to be on a stable growth curve. The value-added communications industry, which is in a relatively early stage of growth, is expected to continue experiencing high growth.

          With the monopoly system being unraveled and competition being fostered, the Korean telecommunications service market at the end of 2002 achieved 48.5% of voice telephony penetration, which is expected to reach approximately 51.5% by 2007. The market is expected to show stable growth, achieving similar penetration rates as in many advanced countries. (Source:
Ministry of Information and Communication, Korea Information Society Development Institute)

          Due to the increase in the income and customers' needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled since 1990 on a yearly basis. It is expected that in the 2000s, the mobile communications market will reach maturity.

          Meanwhile, thanks to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates experiencing an average growth rate of over 8.5% over the 2002-2007 period. However, the value-added communications service market can grow to the greatest extent only when the backbone networks, which are the essential infrastructure for providing such services, are fully upgraded and modernized. (Source: Korea Information Society Development Institute).

        FORECAST FOR THE INFORMATION AND COMMUNICATIONS MARKET IN KOREA

                                                          (Unit: KRW billion, %)

                                                                                               Average
                                                                                               Growth
                                                                                                Rate
Description               2002       2003       2004       2005       2006       2007        (2002-2007)
-----------               ----       ----       ----       ----       ----       ----        -----------
Network Service         26,400.5   28,795.3   30,266.7   31,421.8   32,368.2   32,944.9          4.5

Specific Service         1,517.6    1,869.6    2,212.4    2,507.4    2,758.1    2,942.0         15.5

Value-added Service      2,726.5    2,941.3    3,190.4    3,461.3    3,769.5    4,105.7          8.5

Broadcasting             7,262.7    7,979.3    8,782.8    9,598.8   10,416.6   11,277.5          9.2
                        --------   --------   --------   --------   --------   --------          ---
Total                   37,907.3   41,585.5   44,452.3   46,989.3   49,312.4   51,270.1          6.2
                        ========   ========   ========   ========   ========   ========          ===
GROWTH RATE (%)             15.2        9.7        6.9        5.7        4.9        4.0

Source: The Korea Information Society Development Institute

              FORECAST FOR REVENUES IN THE NETWORK SERVICES MARKET

                                                          (Unit: KRW billion, %)

                                                                                        Average
                                                                                      Growth Rate
Description           2002       2003       2004       2005       2006       2007     (2002-2007)
-----------           ----       ----       ----       ----       ----       ----     -----------
Fixed Line          11,158.5   12,405.6   13,171.4   13,761.2   14,182.9   14,491.5        5.4

Wireless            15,242.0   16,389.7   17,095.3   17,660.6   18,185.3   18,453.4        3.9
                    --------   --------   --------   --------   --------   --------        ---
Total               26,400.5   28,795.3   30,266.7   31,421.8   32,368.2   32,944.9        4.5
                    ========   ========   ========   ========   ========   ========        ===
GROWTH RATE (%)         12.8        9.1        5.1        3.8        3.0        1.8

Source: The Korea Information Society Development Institute

(2) Growth potential of data communications market including Internet services

          As the Internet services position itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is quickly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary reason for the rapid expansion of the data communications market.

          In the late 1990s, demand for Internet services in Korea experienced a rapid growth at an annual average growth rate of over 250 percent. In 2002, by achieving an astounding growth rate of approximately 50%, the Internet market reached its maturity. Such rapid growth of the data communications market increased data traffic, which grew to support the same volume of communication as voice traffic by 2001. Data traffic is expected to increase 15 times bigger than voice traffic by 2010.

          The number of high-speed Internet users in Korea at the end of 2002 reached approximately 10.4 million. The Internet market is anticipated to grow approximately 16% in 2003, and at approximately 4% on average each year until 2007. (Source: Wire & Wireless Internet subscriber outlook, Ministry of Information and Communication)

                           PROSPECT OF INTERNET USERS

                                                     (Unit: thousand persons, %)

Description                      2002       2003       2004       2005       2006       2007
-----------                      ----       ----       ----       ----       ----       ----
Internet users                  10,405     12,089     13,056     13,611     14,078     14,278

Internet Penetration Rate         38.1       16.2        8.0        4.3        3.4        1.4

Source: Ministry of Information and Communication, The Korea Information Society Development Institute

(3) Special features of changes in economic conditions

           The local telephony service market has been affected by changes in the general economic conditions due to the recent expansion of the communications market. Already having reached the maturity stage, the local telephony service market is in stable condition. However, Internet-related services are affected by changes in market conditions.

(4) Competition factors

Business                 Competition          Competitor          Entry Barrier           Factors
--------                 -----------          ----------          -------------           -------
Local Telephony         Monopoly with       Korea Telecom        License from the      Quality, Price,
Service                       KT                                      MIC               Advertisement

High Speed Data           Oligopoly         Korea Telecom,       Report to the         Quality, Speed,
Access Service                                  Thrunet               MIC                   Price

(5) Special features in procurement

          Until a few years ago almost all of the state-of-the-art telecommunications equipment had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a sharp decrease in price. In terms of human resources, an increasing number of telecommunications experts is available, as the telecommunications industry develops.

(6) Relevant laws and regulations

          The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

B. Current Status of the Company

(1) Business environment and portfolio

  (a) Current Business Outlook

   o  Overview for FY2002

          Although Korea achieved an economic growth of over 6% due to public consumption in 2002, it was a year where future prospects were obscured by a number of factors including depressed corporate capital investments, the negative conditions in Iraq and anticipation of a long-term depression in the world economy. As the domestic telecom market growth has leveled out due to the dampened increase in broadband access subscribers and decrease in wired calls, and the restructuring of the telecom industry initiated by the privatization of KT and sale of Powercomm, competition has increased significantly amongst the telecom players.

          Hanaro has become a leading provider of high-speed Internet access services by offering services to 80 cities and 47 districts nationwide, and obtained 3.99 million subscriber lines as of June 2003. Hanaro's revenue in 1Q03 was KRW 329.1 billion, a 21.4% increase compared to KRW 271.1 billion in 1Q02. Furthermore, Hanaro won the first place in the high-speed Internet service category of the Korean Customer Satisfaction Index (KCSI) conducted by the Korea Management Association for 3 consecutive years, and the first place in the National Customer Satisfaction Index's (NCSI) survey conducted by the Korea Productivity Center and University of Michigan of the U.S. for 3 consecutive years. Broadband subscribers in Korea are expected to reach 11.5 million by the end of 2003, which is near market saturation. In this context, the key to success for continued growth of Hanaro's business is not only to retain existing subscribers, but also to strengthen corporate services and explore new business opportunities, which will utilize existing fiber-optic networks.

o  Expansion of Network

          In order to build the Company into a multimedia service provider equipped with the capacity to provide high-quality services, Hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of June 2003, the total length of our fiber optic cable reached 20,332km (including leased network) over 80 cities, which enabled provision of services to 12.28 million households. By adopting the last-mile technology, our ADSL network covers approximately 3.70 million households while our HFC network covers 8.32 million.

o  High-speed Internet Access & Telephony Services

          Beginning in April 1999, the Company started offering high-speed Internet access and telephony services in 4 major metropolitan cities of Korea. As of June 2003, the Company secured 2.96 million subscriber lines in 80 cities nationwide. As for local telephony services, the Company offered services to
1.02 million subscribers in 32 cities as of June 2003. The services include a variety of value-added, intelligent telephony services such as information offering and private number services. The Company also launched 20Mbps-VDSL services, first time in Korea, in September 2002. While reaffirming its position in the market as the fastest broadband service provider, it also focuses on wireless services under the name of HanaFos Anyway. The Company plans to expand the voice business by offering a variety of high-quality and low-price services via VoIP and VoDSL.

          In the Broadband Internet business, we have been expanding our service coverage by employing multiple last-mile access technologies that include ADSL, HFC and B-WLL. Since 2002, the Company has proactively prepared for the integration of data and voice services by launching wireless LAN services that are integrated with the existing broadband network infrastructure. Furthermore, in preparing for industry maturation, Hanaro is focusing on increasing Average Revenue per Subscriber not only by strengthening sales force, but also by increasing the ratio of high-price services and by expanding the subscriber base for bundled products and also by offering multimedia services (i.e. VOD) based on its broadband Internet network infrastructure. Moreover, we expect to expand our broadband Internet service coverage with relatively low CAPEX through efficient use of the local loop which finally became available for lease to access providers from June 2002.

o  Network Services & E-Businesses

          By employing Fiber To The Office, Hanaro has been offering its corporate clients a variety of value-added services such as representative number and 1-800 number services along with corporate voice, local and international call, and PABX services. Furthermore, through N-GENE, Hanaro's Internet Data Center, which is the largest in Korea, the Company attempts to strengthen its corporate-side business by launching One-Stop Business that offers corporate clients total solutions to better meet corporate clients' needs. Being selected as a leading company for the Ministry of Information and Communication's plan for digitalization of small enterprises, Hanaro will lead informatization of Korea's small-and-medium-size enterprises.

          HanaNet, the Company's portal site, which had offered a variety of distinguished multimedia contents such as movies, music, games, education, etc., was merged with DreamX.net of Dreamline in April 2002. HanaroDream, the merged company, secured 15.56 million subscribers with 435 contents as of June 2003. In 2003, we are determined to grow the Company into one of the best total Internet service providers in Asia based on its own high-speed Internet networks by offering a wide range of Internet-related businesses including e-commerce, IDC, corporate solution as well as cyber education through alliance with prominent, local Internet-related enterprises.

o  Fundraising for Growth

          By the end of June 2003 the Company raised KRW552.2 billion including KRW255.0 billion in corporate bonds, KRW100 billion in CP, KRW65 billion in bank borrowings, and KRW83.2 billion in vendor financing.

o  Management Objectives for 2003

          The utmost goal for Hanaro in 2003 is to achieve KRW 1.4 trillion in revenues and to increase operating profit. In order to achieve this goal, Hanaro will 1) solidify its position in the high-speed Internet market by strengthening its brand image and preventing customer churns, and acquire business competitiveness through network efficiency and synergies with other service providers, 2) obtain a future revenue-generating source by establishing business strategies for the integration of wired and wireless, VoIP and Metro Ethernet, and create a separate execution strategy based on the market conditions and the characteristics and profitability of each business, 3) achieve the target profit by reducing expenses and improving cost structure and strive to strengthen the financial structure of the Company through flexible fund management. To this end, the company is reinforcing its aerial sales forces, bringing together the once dispersed company in order to maximize efficiency within the organization. Through the performance-and-incentive-based management system, Hanaro intends to achieve its goal for 2003.

(b) Classification of business areas for public disclosure

o   Methods and purpose

- Business areas are divided according to the standard industrial classification codes of

    Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into high-speed Internet access, telephony and other businesses.

- High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

- Telephony business includes telephony services to residential and corporate clients, and interconnection services between carriers.

- Other business include leased line, Voice over IP, Internet Data Center and contents offering.

o   Service Description by Business Area

Business                            Services                              Remark
--------                            --------                              ------
                                                                  Broadband Internet access,
Broadband Internet Access       VDSL, ADSL, Cable                 Broadband Internet access +
                                Modem, B-WLL                      telephony

Telephony                       Telephony, Value-added            Residential voice, Corporate
                                services                          voice, Interconnection

                                Leased line                       Leased line, Internet-dedicated

                                VoIP Network Services             Network  and  equipment  services
Others                                                            to VoIP service providers

                                IDC                               Server hosting and others
                                Contents                          Internet contents


(2) Market Share

    o  Broadband Internet Subscribers

                                                             (Unit : Subscriber)

                                                   As of the end of
                                     -------------------------------------------
Service Provider                       2001              2002          May 2003
----------------                     ---------        ---------        ---------
Hanaro Telecom, Inc                  2,045,196        2,877,526        2,968,862

KT                                   3,858,194        4,922,535        5,348,086

Korea Thrunet                        1,312,248        1,301,620        1,280,667

Others                                 553,069          775,608        1,422,080
                                     ---------        ---------       ----------
Total                                7,768,707        9,877,289       11,019,695
                                     =========        =========       ==========

Note 1) Source: Ministry of Information and Communication, Samsung Securities

Note 2) "Others" includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

o  Broadband Internet Market Share

                                                                      (Unit : %)

                                                As of the end of
                                 -----------------------------------------------
Service Provider                 2001                 2002              May 2003
----------------                 ----                 ----              --------
Hanaro Telecom, Inc              26.3                 29.1                  26.9

KT                               49.7                 49.8                  48.5

Korea Thrunet                    16.9                 13.2                  11.6

Others                            7.1                  7.9                  12.9

Note 1) Source: Ministry of Information and Communication, Samsung Securities

Note 2) "Others" includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

(3) Characteristics of the market

     (a) Target market and service areas

           As the second local exchange carrier, Hanaro Telecom should resort to strategic business operations in order to draw in as many subscribers as possible.

          Its strategy is to focus on users demanding high-quality service. We have given priority to large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services.

          On April 1, 1999, we commenced our commercial services in four metropolitan cities--Seoul, Pusan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority for service coverage. As of June 2003, our service became available in 80 cities across the country.

     (b) Characteristics of customers and factors for change in demand

          The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation due to the rapid increase in Internet use.

          The demand for the local telephony service is slightly influenced by the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

     Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create higher demand, giving rise to benevolent cycles.

(c) Domestic consumption and export of services

     Characteristically, Hanaro Telecom's services are not for export and are entirely for domestic consumption.

(4) Description of new business opportunities and their prospect

     (a)  Long distance & International Telephony

          -    Date of BOD resolution on application for the service license :
               September 12, 2002

          -    Date of submission of application : September 30, 2002

          -    Date of license : January 28, 2003

          -    Purpose

               I.   Provision of one-stop total service of
                    local/long-distance/international telephony

               II. Revenue generation and cost reduction pursued through maximization of existing network

          -    Service plan

               I.   Long-distance telephony

                    o    Date of service launch : January 2004 (pilot service :
                         October 2003)

                    o    Service coverage : nationwide voice coverage

               II.  International telephony

                    o    Date of service launch : January 2004 (pilot service :
                         October 2003)

                    o Service coverage : worldwide (11 countries in the first year)

          -    Maximization of telecommunications infrastructure

               I.   Long-distance

                    o Through utilization of the existing network, the company expects to save approximately KRW130 billion in CAPEX and KRW14 billion in costs until 2008.

               II.  International telephony

                    o Through utilization of the existing network, the company expects to save approximately KRW48 billion in CAPEX and KRW19 billion in costs until 2008.

          - R&D : R&D cost of total KRW37.1 billion in the period of 2003-2008 expected

          - The above plan concerning the long-distance/international telephony service may change subject to approval for the long-distance and international telephony licenses.

          - The long-distance and international telephony business shall be undertaken following amendments to the Articles of Incorporation.

(5) Organizational Structure




                        [ORGANIZATIONAL STRUCTURE CHART]

  2. REFERENCE FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS BY AGENDA

o    Item 1: Approval of issuance of shares at a per share price below par value

     - Minimum issue price: KRW2,500/share (14.16% premium to the minimum price stipulated in the relevant law of KRW2,190)

     - Pursuant to the Article 84-22 of the Directives of the Securities and Exchange Act of Korea, the minimum issue price, in the event of an issuance of shares at a per share price below par value, shall be higher than 70% of KRW3,123, which is the highest among (1), (2), and
          (3) below. These prices were calculated as of the date immediately before the date of the BOD meeting on July 8, 2003 where the Board approved the calling of an extraordinary shareholders' meeting.

          (1) the weighted average closing price of the shares one month before: KRW3,046

          (2)  the weighted average closing price of the shares one week before:
               KRW3,123

          (3)  the closing price of the shares one day before: KRW3,050

o    Item 2: Approval of new rights issue

     -    Number & class of issue: 200 million non-bearer common stocks

     -    The offering price is the 15% discounted price calculated pursuant to
          Article 57 of the Rules & Regulations for New Rights Issue &
          Disclosure.

          * The price shall initially be determined on August 19, 2003 and then on September 8, 2003. The final issue price shall be the lower of those two predetermined prices and it shall not be lower than KRW2,500.

     - Type of issue: Public offering after a primary offering to shareholders

     -    Itinerary

          o    Basis date of new stock allotment: August 25, 2003

          o    Closing date: September 29, 2003

          o    Subscription period

               *    Offering to Employee Stock Ownership Association: August
                    22, 2003

               *    Primary offering to current shareholders: September 16 - 17,
                    2003

               *    Public offering: September 23 - 24, 2003

          -    Underwriter: LG Investment & Securities

          -    New stock allotment ratio (number of stocks allotted per stock):
               0.6623164 shares

          -    Date of issuance of new shares related to dividend pay-out:
               December 31, 2003 (Article 9-5 of the Articles of Incorporation)

               * Record date of dividend pay-out: January 1, 2003

     -    Others

          o Transfer of warrants shall be permitted, and it shall only be done through the issue of a certificate.

          o Warrants shall be issued only when there is a request by shareholders, and the period for such request shall be from the date of notice for the new offering to the day immediately prior to the subscription date.

          o    Brokerage of warrants: LG Investment & Securities Co., Ltd.

          o Any decision making in relation to the details of the rights issue, that are not mentioned hereto, or any changes necessary to be made shall be delegated to the Company's Executive Committee.

          o All shares left over after the public offering shall be acquired by LG Investment & Securities Co., Ltd.

o    Item 3: Amendments to the Articles of Incorporation


              COMPARISON BETWEEN CURRENT PROVISIONS AND PROVISIONS
           TO BE REVISED WITH RESPECT TO THE ARTICLES OF INCORPORATION

                 Current                                            Proposed Revisions
                 -------                                            ------------------
Article 5. Number of Authorized Shares                   Article 5. Number of Authorized Shares
The total number of shares to be issued                  The total number of shares to be issued
by the Company shall be Four Hundred                     by the Company shall be Seven Hundred
Eighty Million Three Hundred Twenty Eight                Million (700,000,000) shares.
Thousand Eight Hundred (480,328,800) shares.

Article 9. Preemptive Rights                             Article 9. Preemptive Rights



(4) Except as otherwise amended by resolution            Deleted
of the Board of Directors, the Company shall,
for the first five fiscal years after
incorporation of Company, issue new shares
in accordance with the capital increase plan
under the Initial Business Plan as defined in
Article 41, Paragraph (1) hereof. The subscription
amount for the new shares shall be decided by
resolution of the Board of Directors. The Company
may, however, issue any part or all of such new
shares at the market price. Provided,


however, that the subscription amount
for shares initially allotted to the
employee stock ownership association
shall be the par value of shares.

Article 11. Transfer Agent                                 Article 11. Transfer Agent





  (4) Such procedures as referred to in the foregoing        (4) Such procedures as referred to in the foregoing
  Paragraph (3) shall be performed in compliance with        Paragraph (3) shall be performed in compliance with
  the regulations regarding transfer agents for              the Regulations on Transfer Agency Services for
  securities.                                                Securities.



Article 13. Closure of Shareholders Register and            Article 13. Closure of Shareholders Register and Setting
Setting of Record Date                                      of Record Date



  (1) The Company shall suspend alteration of entries in        (1) The Company shall suspend alteration of entries in
  the register of shareholders, registration of pledges,        the register of shareholders, registration of pledges,
  creation and cancellation of trust property from the          creation and cancellation of trust property for one
  day following the last day closing of each accounting         (1) month from the day following the last day of
  period till the closing date of the annual ordinary           closing of each accounting period.
  general shareholders meeting.





Article 14. Issuance of Convertible Bonds                  Article 14. Issuance of Convertible Bonds





  (1) The Company may issue convertible bonds to its            (1) The Company may issue convertible bonds to any
  shareholders and/or any other persons to the extent           persons other than its shareholders by resolution of
  that the total sum of face value of the bonds shall           the Board of Directors of Company to the extent that
  not exceed Five Hundred Billion (500,000,000,000) Won.        the total sum of face value of the bonds shall not
                                                                exceed Five Hundred Billion (500,000,000,000) Won;


                                                                1. If convertible bonds are to be issued to the
                                                                public by means of a general public offering;


                                                                2. If convertible bonds are to be issued to
                                                                foreigners for business necessity pursuant to the
                                                                Foreign Investment Promotion Act;

                                                                3. If convertible bonds are to be issued to
                                                                companies or entities having a domestic or foreign
                                                                strategic relationship or business alliance with
                                                                the Company in connection with the management and
                                                                technology of the Company;


                                                                4. If convertible bonds are to be issued to
                                                                domestic or foreign financial institutions for
                                                                emergency fund raising;


                                                                5. If convertible bonds are to be issued overseas
                                                                in accordance with Article 192 of the Securities
                                                                and Exchange Act; or


                                                                6. If convertible bonds are to be issued to companies,
                                                                entities, or individuals as determined by a special
                                                                resolution at the general meeting of shareholders for
                                                                fund raising purposes.

Article 15. Issuance of Bonds with Warrants                Article 15. Issuance of Bonds with Warrants





  (1) The Company may issue bonds with warrants to its          (1) The Company may issue bonds with warrants to any
   shareholders and/or any other persons to the extent          persons other than its shareholders by resolution of
   that the total face value of the bonds with warrants         the Board of Directors of Company's to the extent that
   shall not exceed Five Hundred Billion Won                    the total face value of the bonds with warrants shall
   (500,000,000,000) Won.                                       not exceed Five Hundred Billion Won (500,000,000,000) Won;


                                                                1. If bonds with warrants are to be issued to the
                                                                public by means of a general public offering;


                                                                2. If bonds with warrants are to be issued to
                                                                foreigners for business necessity pursuant to the
                                                                Foreign Investment Promotion Act;


                                                                3. If bonds with warrants are to be issued to companies or entities having a domestic or foreign strategic relationship or business alliance with the Company in connection with
                                                                the management and technology of the Company;


                                                                4. If bonds with warrants are to be issued to
                                                                domestic or foreign financial institutions for
                                                                emergency fund raising;


                                                                5. If bonds with warrants are to be issued overseas
                                                                in accordance with Article 192 of the Securities
                                                                and Exchange Act; or


                                                                6. If bonds with warrants are to be issued to companies,
                                                                entities, or individuals as determined by a special
                                                                resolution at the general meeting of shareholders for
                                                                fund raising purposes.

Article 19. Notice for Convening Shareholders Meetings     Article 19. Notice for Convening Shareholders Meetings
and Public Notice Thereof                                  and Public Notice Thereof


  (1) A notice for a general meeting of shareholders of         (1) A notice for a general meeting of shareholders of
  Company shall be made in writing, stating the date,           Company shall be made in writing or by electronic
  time, venue and agenda of such meeting and dispatched         documents, stating the date, time, venue and agenda of
  to each shareholder of the Company at least two (2)           such meeting and dispatched to each shareholder of the
  weeks prior to such date of meeting. Provided however         Company at least two (2) weeks prior to such date of
  in the event a notice for a general meeting sent to           such meeting. Provided however in the event a notice
  the address of any shareholder recorded in the                for a general meeting sent to the address of any
  Shareholders Register is not delivered to such                shareholder recorded in the Shareholders Register is
  shareholder for three (3) consecutive years for any           not delivered to such shareholder for three (3)
  reason whatsoever, then the Company does not have to          consecutive years for any reason whatsoever, then the
  send to such shareholder any notice for general               Company is not obligated to send to such shareholder
  meetings to be held thereafter.                               any notice for general meetings to be held thereafter.


  Article 27. Method of Resolution                           Article 27. Method of Resolution


  (2) A two-thirds (2/3) or more affirmative vote of the        (2) A two-thirds (2/3) or more affirmative vote of the
  shareholders present at the meeting, which affirmative        shareholders present at the meeting, which affirmative
  votes shall also constitute at least one-third (1/3)          votes shall also constitute at least one-third (1/3)
  or more of the total number of issued and outstanding         or more of the total number of issued and outstanding
  shares of the Company, shall be required for matters          shares of the Company, shall be required for matters
  relating to each of the following;                            relating to each of the following;


     1. Amendment of these Articles of Incorporation;           1. Amendment of the Articles of Incorporation;


                                                                2. Removal of a director;


     2. Removal of a director;

     3. Reduction of capital;                                   3. Reduction of capital;


     4. Merger or dissolution of Company;                       4. Merger or dissolution of Company;


     5. Transfer of the entire or substantial part of           5. Transfer of the entire or substantial part of
     business of Company;                                       the Company's business;


     6. Taking over the entire business of any other            6. Conclusion, alteration or rescission of a
     company; or                                                contract for leasing the whole business for giving
                                                                a mandate to manage such business or for sharing
                                                                with another person the entire profits and losses
     7. Any other matters requiring such special                from the business or of a similar contract;
     resolutions under the relevant laws and regulations.

                                                                7. Taking over the entire business of any other
                                                                company;


                                                                8. Taking over a part of the business of another
                                                                company which significantly affects the company's
                                                                business;


                                                                9. Any other matters requiring such special
                                                                resolutions under the relevant laws and regulations.

  Article 35. Matters for which Board Resolutions are        Article 35. Matters for which Board Resolutions are
  Required                                                   Required



  The following matters shall be subject to the              The following matters shall be subject to the
  resolution of the Board of Directors;                      resolution of the Board of Directors;





     1. Amendment of the Initial Business Plan;                 1. Deleted


CHAPTER VI. BUSINESS PLANS                                   Deleted





Article 41. Initial Business Plan                            Deleted





  (1) The shareholders of the Company hereby agree that      Deleted
  the business plan submitted to the Ministry of
  Information and Communication, prior to the
  incorporation the Company, in order to obtain the
  permit for the Company to carry out basic
  telecommunication service (hereinafter called as the
  "Initial Business Plan") shall become the first
  business plan of the Company.



  (2) The financing plan of the Company for the first        Deleted
  five (5) years after the incorporation of the Company
  shall be made in compliance with the Initial Business
  Plan and in consideration of expenses for major
  preparations and basic facilities for the attainment
  of the business objectives of Company.




Article 42. Annual Business Plans                            Deleted


  The Company shall prepare an annual business plan for      Deleted
  the next fiscal year, (hereinafter called "Annual
  Business Plan") no later than thirty (30) days prior
  to the end of each fiscal year. Upon the approval
  thereof by the Board of Directors, the Annual Business
  Plan shall become effective as new business plan of
  the Company. The Initial Business Plan or other
  previous Annual Business Plans shall be deemed revised
  or modified by the new Annual Business Plan.




  Article 48. Notices                                        Article 48. Notices





  Any notice, demand, request, consent or any                   Any notice, demand, request, consent or any
  communication under this Agreement shall be made in           communication under these Articles of Incorporation


  writing and delivered by hand delivery, registered            shall be made in writing (including, without airmail
  or by facsimile.                                              limitation, by hand delivery, registered airmail,
                                                                electronic documents or facsimile).


                                                                                    ADDENDA


                                                                                August 5, 2003


                                                             ARTICLE 1. EFFECTIVE DATE


                                                                These Articles of Incorporation shall become effective from
                                                                August 5, 2003.


|X|        Item 4: Appointment of standing director

                                DIRECTOR NOMINEE

                                                                               RELATIONSHIP WITH    TRANSACTION WITH
                     NAME                                                         THE LARGEST        THE COMPANY IN
                (DATE OF BIRTH)         EXPERIENCE           NOMINATED BY         SHAREHOLDER         LAST 3 YEARS
                ---------------    ---------------------  ------------------   -----------------    ----------------
  Standing        Chang Bun Yoon   President, Korea       Board of Directors                 -                   -
  director        (1/10/1954)      Information Strategy
                                   Development Institute

|X|        Item 5: Appointment of non-standing director

                                DIRECTOR NOMINEE

                                                                               RELATIONSHIP WITH    TRANSACTION WITH
                     NAME                                                         THE LARGEST        THE COMPANY IN
                (DATE OF BIRTH)         EXPERIENCE           NOMINATED BY         SHAREHOLDER         LAST 3 YEARS
                ---------------    ---------------------  ------------------   -----------------    ----------------
Non-standing    Hong Sik Chung       CEO, Telecom           LG Corporation      Affiliate of the
  director       (8/29/1945)      Division, LG Group                            largest shareholder              -
                                     Vice Minister,
                                     Ministry of
                                   Information and
                                    Communication


Note) The appointment of a non-standing director is conditional upon the successful completion of the new rights issue related to the approval of Items 1 (Approval of scheduled issuance of shares at a per share price below par value) and 2 (Approval of new rights issue) to be obtained at the Extraordinary General Meeting of Shareholders.